SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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Continuation of the Minutes of the 808th Meeting of CA Eletrobras, held on June 25, 2018.

MINUTES OF THE EIGHT HUNDRED AND EIGHTH MEETING

OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

1. DATE, TIME AND PLACE: On the twenty-fifth day of June in the year two thousand and eighteen, at 3:00 p.m., on the 13th floor of the Company's Central Office, Avenida Presidente Vargas, 409, Centro, Rio de Janeiro - RJ.

2. CALL NOTICE: Held on June 18, 2018, in ompliance with the period set forth in item 8.3.1 of the Internal Regulations of the Board of Directors.

3. ATTENDANCE: The chairman of the work was in person, the Board Member JOSÉ GUIMARÃES MONFORTE. The Board members WILSON FERREIRA JR., JOSÉ PAIS RANGEL, EDVALDO LUÍS RISSO, CARLOS EDUARDO RODRIGUES PEREIRA, ARIOSTO ANTUNES CULAU, WALTER BAÈRE DE ARAUJO FILHO and VICENTE FALCONI CAMPOS attended the meeting in person. The Board members MAURO GENTILE RODRIGUES DA CUNHA, MANOEL ARLINDO ZARONI TORRES and ELVIRA BARACUHY CAVALCANTI PRESTA participated by videoconference. There were no records of absences. The following members of the Eletrobras Board of Executive Officers also participated in the meeting: the Chief Financial and Investor Relations Officer, Mr. Armando Casado de Araújo; Director of Distribution, Mr. Luiz Henrique Hamann; Director of Compliance, Ms. Lucia Casasanta; and the Director of Generation, Mr. Antonio Varejão Godoy .

4. INSTRUCTION: The material of support was made available in a timely manner to the Directors also through: (i) the Governance Portal; and (ii) electronic correspondence. The regimental deadline referred to in item 8.5.4 of the Internal Regulations of the Board of Directors was observed..

5. INITIAL CONSIDERATIONS OF THE CHAIRMAN OF THE BOARD OF DIRECTORS:

President JOSÉ GUIMARÃES MONFORTE thanked the board members for the effort expended to make room in their agendas, so as to enable this extraordinary and deliberative meeting.

He clarified the contents of the agenda, which deals with the proposal of deliberation sent by the Executive Board of Eletrobras to convene the 171st Extraordinary General Meeting of Eletrobras.

In this regard, it stated that the 171st EGM is aimed at the deliberation, by the shareholders of the company, regarding the extension or not of the deadline set for the occasion of the 169th Extraordinary General Meeting for the transfer of control of Eletrobras' distribution companies. In addition, the call also seeks to enable shareholders to resolve on the election of members to the Board of Directors and Fiscal Council.

No tocante ao segmento do edital que versa sobre a prorrogação do prazo de alienação das distribuidoras, observou que a data prevista para a sessão pública dos leilões, de acordo com o cronograma contido no edital lançado pelo BNDES, remonta a 26 de julho de 2018, sendo que o próprio BNDES estima em seu cronograma que a assinatura dos contratos de compra e venda de ações ocorrerá entre os meses de setembro a outubro de 2018.

Therefore, the period initially established in Eletrobras' 169th Extraordinary General Meeting is no longer consistent with the unbundling process of the distributors, so it is necessary, under the terms of art. 19 of Law No. 9,491 / 97, to submit the matter to the company's board of directors so that they can decide whether or not to postpone the deadline established for the transfer of the shareholding control of these distributors.

He further informed that the company's internal legal counsel, in analyzing the terms of the bidding document and management proposal, clarified that the command contained in paragraph 1 of art. 9 of Law 12,783 / 13 would have a compulsory nature for the distributors, so that once they have been designated by the Granting Authority to continue providing public electric energy distribution services on a precarious basis, any discretion on the part of its Directors would be left to decide in a different sense, although the right of action of the company to preserve the economic and financial balance of the service rendered precariously and by designation of the Public Power.

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Continuation of the Minutes of the 808th Meeting of CA Eletrobras, held on June 25, 2018.

In response to these initial considerations, President JOSÉ GUIMARÃES MONFORTE stressed that the Board of Directors of Eletrobras has been deeply engaged in fulfilling its duty of diligence, in the line of business judgment rule, with an informed, reflected and disinterested, always in the incessant search for the alternative that best serves the legitimate interests of this company, always aiming at its perpetuity and the preservation of its capacity to generate value.

6. HOLDING DELIBERATION POINT:

6.1. The Board Members rendered their votes based on the available support material and, in the exercise of their merit judgment, decided to approve the following proposal for deliberation:

➢  DEL-126/2018. Convocation of the 171st Extraordinary General Meeting to extend the deadline for the transfer of control of the Eletrobras distribution companies and Election of the Board Member and Fiscal Council Member. RES-423, 06/18/2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, endorsing a decision of the Executive Board, and based on the documents below, DELIBERATED: ➢ Report to the Board of Executive Officers No. PR-229, of 06/18/2018; ➢ Executive Summary No. DFR-005, 06/18/2018; 1. approve the convening of the 171st Eletrobras Shareholders' Meeting, pursuant to the Call Notice and the Management Proposal and its attachments; 2. determine that the Financial and Investor Relations Directorate shall adopt the necessary measures for the call referred to in item 1 above; and 3. determine that the Financial and Investor Relations Department, through the Superintendence of Investors Relations - DFR, the Distribution Board, the Generation Board, the Governing Board of the Board of Directors - CAAS and the General Secretariat - PRGS, each within its scope of action, to adopt the measures necessary to comply with this Resolution.

➢  Quorum of deliberation: Unanimity.

6.2. The board unanimously accepted the proposal of the Board Member MAURO GENTILE RODRIGUES DA CUNHA to include in the management's proposal an explanation regarding the guarantees provided by the company and compliance with the terms of the decision issued at the 165th Extraordinary General Meeting, under the terms below:

“Eletrobras provides corporate guarantees to certain Distributors in agreements entered into prior to the decision of the 165th Extraordinary General Meeting of July 22, 2016, as well as in the scope of the negotiation of debts with Petrobras carried out in the sphere of the implementation of the necessary measures for the unbundling process of these Distributors, including the process of de-verticalization of Amazonas Energia, a condition for unbundling under CPPI Resolution 20/2017, and subsequent amendments. These guarantees aim to make possible the necessary planning provided for in the privatization model and is in line with the objectives pursued by the decisions of the 165th Extraordinary General Meeting, that is, to effect the conditions for the sale of the controlling shareholder of the Distributors, without this constituting noncompliance with the decision of said AGE”.

6.3. The board unanimously accepted the proposal of the Board Members WILSON FERREIRA JR. and MAURO GENTILE RODRIGUES DA CUNHA to be included in the administration's proposal, warning of the importance of the Bill to the unbundling process of distributors, as follows:

“It is fundamental for the process of unbundling of the Distributors in the North of the Country that the approval of the Draft Law - PL No. 10.332 / 2018 occurs until July 18, 2018, before the date of delivery of Proposals of Auction No. 2/2018-PPI / PND, therefore, if this approval does not occur, there may be losses to the attractiveness of the Distributors in the Auction, with potential desertion and, consequently, liquidation of the Distributors”.

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Continuation of the Minutes of the 808th Meeting of CA Eletrobras, held on June 25, 2018.

6.4. The board unanimously accepted the proposal of the Board Member MAURO GENTILE RODRIGUES DA CUNHA to expressly state in each item of deliberation of the notice, regarding the extension of the term for the sale of the distributors, the obligation for the conditioners to be met until the date of the 171st AGE:

(...) provided that, at the time of the 171st Extraordinary General Meeting, the following events occur until the date of the auction: (i) that the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distributor are provided by tariff and / or by the Union and / or Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9.192 / 2017”

6.5. Due to the deliberation at this meeting, the agenda of the public notice and the conclusion of the proposal of the administration, approved unanimously, were thus recorded:

“1- To approve the rectification of item 1 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of the Companhia de Eletricidade do Acre (hereinafter referred to as "Eletroacre") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 421 / 2016, amended by MME Ordinance number 246/2018, provided that, at the time of the 171st Extraordinary General Meeting, the following events occur until the date of the auction: (i) that the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distributor are provided by the tariff and / or by the Union and / or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9.192 / 2017 has been rejected;

2- To approve the rectification of item 4 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the deadline established by the 169th Extraordinary General Meeting held on December 28, 2017, so that the date of transfer of the control of Centrais Elétricas de Rondônia SA (hereinafter referred to as "Ceron") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Administrative Rule No. 422 / 2016, amended by MME Ordinance number 246/2018, provided that, at the time of the 171st Extraordinary General Meeting, the following events occur until the date of the auction: (i) that the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distributor are provided by the tariff and / or by the Union and / or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9.192 / 2017 has been rejected;

3- To approve the rectification of item 7 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the deadline established by the 169th Extraordinary General Meeting held on December 28, 2017, so that the date of transfer of the control of Boa Vista Energia SA (hereinafter referred to as "Boa Vista Energia") occurs until December 31, 2018, in compliance with CPPI Resolution number 20/2017, as amended by CPPI Resolutions 28, 29 and 36, and in compliance with the Ordinance MME number 425/2016, as amended by Ordinance MME number 246/2018, provided that, at the time of the holding of the 171st Extraordinary General Meeting, the following events occur until the date of the auction: (i) that the Granting Authority has ensured that the resources required to operate, maintain and make investments related to the provision of the public service of the respective distributor are provided by the tariff and / or by the U and / or by the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9.192 / 2017 has been rejected;

4- To approve the rectification of item 10 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Amazonas Distribuidora de Energia SA (hereinafter referred to as "Amazonas Energia") occurs until December 31, 2018, in compliance with Resolutions CPPI 20/2017, amended by Resolutions 28, 29 and 36 in compliance with Ordinance MME 420/2016 as amended by Ordinance MME 246/2018, provided that, at the time of the 171st Extraordinary General Meeting, the following events occur until the date of the auction: (i) that the Granting Authority has ensured that the necessary resources to operate, maintain and investments related to the provision of the public service of the respective distributor are provided by the tariff and / or the Union and / or the Funds Sectoral, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9192/2017 has been waived, (iii) that the full or partial reimbursement by CDE / CCC of the costs related to gas supply contract No. OC-1902/2006 and additives, in order to guarantee its non-chargeability, according to Law nº 12.111 / 2009 has been rejected;

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Continuation of the Minutes of the 808th Meeting of CA Eletrobras, held on June 25, 2018.

5- To approve the rectification of item 13 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the deadline established by the 169th Extraordinary General Meeting held on December 28, 2017, so that the date of transfer of the control of Companhia Energética do Piauí (hereinafter referred to as "Cepisa") occurs until December 31, 2018, in compliance with Resolution CPPI number 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Administrative Rule No. 423/2016 , amended by MME Ordinance number 246/2018, provided that, at the time of the 171st Extraordinary General Meeting, the following events occur until the date of the auction: (i) that the Granting Authority has ensured that the necessary resources to operate, maintain and make investments related to the provision of the public service of the respective distributor are provided by the tariff and / or by the Uni and / or by the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9.192 / 2017 has been rejected.;

6- To approve the rectification of item 15 of the decision of the 170th Extraordinary Shareholders' Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética de Alagoas (hereinafter referred to as "Ceal") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Administrative Rule No. 424/2016 amended by MME Ordinance number 246/2018, provided that, at the time of the holding of the 171st Extraordinary General Meeting, the following events occur until the date of the auction: (i) that the Granting Authority has ensured that the resources required for operate, maintain and make investments related to the provision of the public service of the respective distributor are provided by the tariff and / or by the Union and / or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9.192 / 2017 has been rejected;

7- To approve, if items 1, 2, 3, 4, 5 or 6 are not deliberated or disapproved or in case of non-compliance with any of the conditions listed in items 1 to 6, the beginning of the dissolution and liquidation of the respective distributor (object of referenced items);

8- To elect one (01) effective member to the Board of Directors of the Company, to serve the remainder of the term of Mr. Esteves Pedro Colnago Júnior, a former board member appointed by the Ministry of Planning, Development and Management, who resigned from the position;

9- To elect 01 (one) sitting member and its respective alternate to the Company's Fiscal Council, pursuant to Article 50, I of the Company's Bylaws”.

“Conclusion of the Administrators

As can be verified from all of the above, the risks described in this Management Proposal are highlighted and provided that, at the time of the 171st Extraordinary General Meeting, the following conditions were verified up to the date of the auction: (i) that the Granting Authority has ensured the neutrality of the designation period so that all the resources necessary to operate, maintain and make investments related to the public services of the respective distributor are provided by the tariff and / or the Union and / or Sectoral Funds, maintaining the economic and of the rendering of the service considering any period of designation since August 5, 2016, without any contribution of resources, in any way, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9.192 / 2017 has been excluded; and, for Amazonas Energia, (iii) that there has been recognition by law, regulatory act or administrative or regulatory means of full reimbursement by CDE / CCC of costs related to the gas supply contract No. OC-1902/2006 and additions, in order to guarantee its non-compliance, according to Law no. 12,119 / 2009, Management is of the opinion that the 171st Extraordinary General Meeting should be convened and all items of the agenda approved so that Eletrobras has sufficient time to seek the privatization of the Distributors and to adjust, in an up-to-date way, the possible costs of a liquidation, as well as the applicable legal provisions in the case of liquidation and dissolution”.

6.6. Directors CARLOS EDUARDO RODRIGUES PEREIRA and JOSÉ PAIS RANGEL considered in their votes for approval of the resolution proposal reflected in items 6.1 to 6.5 that the company's board of directors had the opportunity to deliberate, at the occasion of the 170th AGE, for approval of the modeling proposal for the unbundling of Eletrobras distributors. Thus, even though shareholders were informed at the time by the rejection of such a model, they consider that the decision rendered by the shareholders is sovereign and must be respected by the company's management. As a result, they welcome the proposal of deliberation submitted by the Executive Board, with the contributions reflected in items 6.2 to 6.5, hence the extension of the term in question is precisely to ensure effectiveness of the decision issued by the shareholders in the 170th Extraordinary Shareholders' Meeting of Eletrobras.

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Continuation of the Minutes of the 808th Meeting of CA Eletrobras, held on June 25, 2018.

6.7. Lastly, the Board asked whether it would be necessary to grant a period of thirty days in advance for the convocation of the meeting, since Law no. 6.404 / 76 does not provide for such a time-limit. In response, Mr. Francisco Assis, Investor Relations Manager, reported that there are specific regulations of the CVM that determines such term for companies with ADRs. The Board requested that the management informally consult the CVM about the possibility of waiver of this period due to force majeure. When the consultation took place during the meeting, the regulator said it was impossible to position himself in a timely manner. As a result, the Council decided unanimously to abide by the proposal of convocation, observing the deadline of thirty days in advance to convene the meeting.

7. CLOSURE AND LAVRATURE:

There being no further business to discuss, President JOSÉ GUIMARÃES MONFORTE closed the proceedings and determined the drawing up of these minutes, which, after being read and approved, were signed by the attending Directors and by myself, BRUNO KLAPPER LOPES, Secretary of Governance of the Board, who I made.

JOSÉ GUIMARÃES MONFORTE	WILSON FERREIRA JR.
Board Chairman	Board Member

CARLOS EDUARDO RODRIGUES PEREIRA	EDVALDO LUÍS RISSO
Board Member	Board Member

VICENTE FALCONI CAMPOS	ARIOSTO ANTUNES CULAU
Board Member	Board Member

JOSÉ PAIS RANGEL	MAURO GENTILE RODRIGUES DA CUNHA
Board Member	Board Member

ELVIRA BARACUHY CAVALCANTI PRESTA	WALTER BAÈRE DE ARAUJO FILHO
Board Member	Board Member

MANOEL ARLINDO ZARONI TORRES	BRUNO KLAPPER LOPES
Board Member	Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.